Exhibit 99.1

Report of Independent Registered Public Accounting Firm

Independent BancShares, Inc.

Ocala, Florida

We have audited the accompanying consolidated balance sheets of Independent BancShares, Inc. and Subsidiary (the “Company”) at December 31, 2007 and 2006, and the related consolidated statements of earnings, stockholders’ equity and cash flows for the years then ended. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of the Company at December 31, 2007 and 2006, and the results of its operations and its cash flows for the years then ended, in conformity with accounting principles generally accepted in the United States of America.

HACKER, JOHNSON & SMITH PA

Tampa, Florida

March 28, 2008

INDEPENDENT BANCSHARES, INC. AND SUBSIDIARY

Consolidated Balance Sheets

($ in thousands, except per share amounts)

	December 31,
	2007	2006
Assets
Cash and due from banks	$5,287	$6,057
Interest-earning deposits	6	86
Federal funds sold	3,436	6,134

Cash and cash equivalents	8,729	12,277
Securities available for sale	41,486	40,996
Loans, net of allowance for loan losses of $1,887 and $1,899	152,092	149,985
Accrued interest receivable	1,057	925
Premises and equipment, net	7,841	7,933
Federal Home Loan Bank stock	926	935
Federal Reserve Bank stock	237	237
Deferred tax asset	680	851
Goodwill	1,525	—
Customer intangible, net	375	—
Other assets	767	478

Total assets	$215,715	$214,617

Liabilities and Stockholders’ Equity
Liabilities:
Noninterest-bearing demand deposits	$18,055	$19,053
NOW, money-market and savings deposits	81,375	81,005
Time deposits	83,737	79,428

Total deposits	183,167	179,486
Federal Home Loan Bank advances	10,000	10,000
Junior subordinated debenture	2,062	2,062
Other borrowings	2,341	3,528
Accrued interest payable and other liabilities	937	3,380

Total liabilities	198,507	198,456

Commitments (Notes 4 and 10)
Stockholders’ equity:
Common stock, $2 par value, 2,000,000 shares authorized, 1,235,646 and 1,176,975 shares issued and outstanding	2,471	2,354
Additional paid in capital	8,831	7,517
Retained earnings	5,969	6,649
Accumulated other comprehensive loss	(63)	(359)

Total stockholders’ equity	17,208	16,161

Total liabilities and stockholders’ equity	$215,715	$214,617

See accompanying Notes to Consolidated Financial Statements.

INDEPENDENT BANCSHARES, INC. AND SUBSIDIARY

Consolidated Statements of Earnings

(In thousands)

	Years Ended December 31,
	2007	2006
Interest income:
Loans	$11,730	$11,175
Securities	1,849	1,421
Other	200	401

Total interest income	13,779	12,997

Interest expense:
Deposits	6,370	4,831
Borrowings	736	780

Total interest expense	7,106	5,611

Net interest income	6,673	7,386
Provision for loan losses	187	58

Net interest income after provision for loan losses	6,486	7,328

Noninterest income:
Service charges on deposit accounts	470	467
Brokerage fees	618	—
Gain on sale of securities	2	—
Other	636	513

Total noninterest income	1,726	980

Noninterest expense:
Salaries and employee benefits	4,108	3,427
Occupancy and equipment	795	639
Data processing	496	339
Advertising and business development	189	209
Directors’ fees	164	152
Stationery and supplies	122	155
Other	1,491	1,105

Total noninterest expense	7,365	6,026

Earnings before income taxes	847	2,282
Income taxes	91	733

Net earnings	$756	$1,549

Earnings per share – basic and diluted	$0.61	$1.25

See accompanying Notes to Consolidated Financial Statements.

INDEPENDENT BANCSHARES, INC. AND SUBSIDIARY

Consolidated Statements of Stockholders’ Equity

Years Ended December 31, 2007 and 2006

($ in thousands)

	Common Stock		Additional Paid in Capital	Retained Earnings	Accumulated Other Comprehensive Loss	Total Stockholders’ Equity
	Shares	Par Amount
Balance at December 31, 2005	1,119,791	$2,240	$5,936	$6,782	$(476)	$14,482

Comprehensive income:
Net earnings	—	—	—	1,549	—	1,549
Net change in unrealized loss on securities available for sale, net of income taxes	—	—	—	—	117	117

Comprehensive income						1,666

Proceeds from shares issued to the Employee Stock Purchase Plan	1,373	2	18	—	—	20
5% stock dividends	55,811	112	1,563	(1,675)	—	—
Cash in lieu of shares	—	—	—	(7)	—	(7)

Balance at December 31, 2006	1,176,975	2,354	7,517	6,649	(359)	16,161

Comprehensive income:
Net earnings	—	—	—	756	—	756
Net change in unrealized loss on securities available for sale, net of income taxes	—	—	—	—	296	296

Comprehensive income						1,052

5% stock dividends	58,671	117	1,314	(1,431)	—	—
Cash in lieu of shares	—	—	—	(5)	—	(5)

Balance at December 31, 2007	1,235,646	$2,471	$8,831	$5,969	$(63)	$17,208

See accompanying Notes to Consolidated Financial Statements.

INDEPENDENT BANCSHARES, INC. AND SUBSIDIARY

Consolidated Statements of Cash Flows

(In thousands)

	Years Ended December 31,
	2007	2006
Cash flows from operating activities:
Net earnings	$756	$1,549
Adjustments to reconcile net earnings to net cash (used in) provided by operating activities:
Depreciation, amortization and accretion, net	345	270
Provision for loan losses	187	58
Provision for deferred income taxes	(6)	35
Amortization of customer intangible	115	—
Net amortization of premiums and discounts on securities	220	225
Net increase in accrued interest receivable	(132)	(89)
Net increase in other asset	(289)	(201)
Net (decrease) increase in accrued interest payable and other liabilities	(2,443)	1,749

Net cash (used in) provided by operating activities	(1,247)	3,596

Cash flows from investing activities:
Purchase of securities available for sale	(10,592)	(17,028)
Maturities, sales, and principal repayments of securities available for sale	10,355	10,605
Loans originated, net of principal repayments	(2,294)	(5,511)
Purchase of premises and equipment	(249)	(1,058)
Redemption (purchase) of Federal Home Loan Bank stock	9	(46)
Purchase of HKH Financial Center, Inc.	(2,019)	(3)

Net cash used in investing activities	(4,790)	(13,041)

Cash flows from financing activities:
Net increase in deposits	3,681	14,859
Net decrease in Federal Home Loan Bank advances	—	(2,000)
Principal repayments on notes payable	—	(1,783)
Net (decrease) increase in other borrowings	(1,187)	303
Proceeds from shares issued to the employee stock purchase plan	—	20
Proceeds from issuance of junior subordinated debentures	—	2,062
Cash paid in lieu of fractional shares	(5)	(7)

Net cash provided by financing activities	2,489	13,454

Net (decrease) increase in cash and cash equivalents	(3,548)	4,009
Cash and cash equivalents at beginning of year	12,277	8,268

Cash and cash equivalents at end of year	$8,729	$12,277

Supplemental disclosures of cash flow information:
Cash paid during the period for:
Interest	$7,139	$5,558

Taxes	$36	$1,113

Noncash transactions:
Accumulated other comprehensive loss, net change in unrealized loss on securities available for sale, net of income taxes (benefit)	$296	$117

Common stock dividend	$1,431	$1,675

See accompanying Notes to Consolidated Financial Statements.

INDEPENDENT BANCSHARES, INC. AND SUBSIDIARY

Notes to Consolidated Financial Statements

December 31, 2007 and 2006 and for the Years then Ended

(1)	General and Summary of Significant Accounting Policies

Organization. Independent BancShares, Inc. (the “Holding Company”) owns 100% of the outstanding common stock of Independent National Bank (the “Bank”) and HKH Financial Center, Inc., d/b/a Independent Financial Partners (“IFP”), (collectively, the “Company”). The Holding Company’s primary business activity is the operation of the Bank and IFP. The Bank is a nationally-chartered commercial bank and its deposits are insured up to the applicable limits by the Federal Deposit Insurance Corporation (“FDIC”). The Bank offers a variety of financial services to individual and corporate customers through its five banking offices located in Marion and Sumter Counties, Florida. IFP is a financial services company registered with the National Association of Securities Dealers (“NASD”). IFP has an established product and brokering agreement with Raymond James Financial Services, Inc.

Basis of Presentation. The accompanying consolidated financial statements include the accounts of the Holding Company, the Bank and IFP. All significant intercompany accounts and transactions have been eliminated in consolidation. The accounting and reporting practices of the Company conform to accounting principles generally accepted in the United States of America and to general practices within the banking industry. The following summarizes the more significant of these polices and practices:

Use of Estimates. In preparing consolidated financial statements in conformity with accounting principles generally accepted in the United States of America, management is required to make estimates and assumptions that affect the reported amounts of assets and liabilities as of the date of the consolidated balance sheet and reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates. Material estimates that are particularly susceptible to significant change in the near term relate to the determination of the allowance for loan losses and the valuation of deferred tax assets.

Cash and Cash Equivalents. For purposes of the consolidated statements of cash flows, cash and cash equivalents include cash and balances due from banks, interest-earning deposits and federal funds sold, all of which mature within ninety days.

The Bank is required under Federal Reserve Board regulations to maintain reserves, generally consisting of cash or noninterest-earning accounts, against its transaction deposit accounts. At December 31, 2007 and 2006, these required reserves were $0.9 million and $1.2 million, respectively.

INDEPENDENT BANCSHARES, INC. AND SUBSIDIARY

Notes to Consolidated Financial Statements

(1)	General and Summary of Significant Accounting Policies (Continued)

Securities. Securities can be classified as either trading, available for sale or held to maturity. Securities that are held principally for resale in the near term are considered trading securities and recorded at fair value with changes in fair value recorded in earnings. Debt securities that the Company has the positive intent and ability to hold to maturity are classified as “held to maturity” and are reported at amortized cost. Available for sale securities consist of securities not classified as trading securities nor as held to maturity securities. Unrealized holding gains and losses, net of tax, on available for sale securities are excluded from earnings and reported in accumulated other comprehensive loss. Gains and losses on the sale of available for sale securities are recorded on the trade date and are determined using the specific-identification method. Purchase premiums and discounts are recognized in interest-income using the interest method over the terms of the securities.

Management evaluates securities for other-than-temporary impairment at least on a quarterly basis, and more frequently when economic or market concerns warrant such evaluation. Consideration is given to (1) the length of time and the extent to which the fair value has been less than cost, (2) the financial condition and near-term prospects of the issuer, and (3) the intent and ability of the Company to retain its investment in the issuer for a period of time sufficient to allow for any anticipated recovery in fair value.

Loans. Management has the intent, and the Company has the ability to hold for the foreseeable future or until maturity or pay-offs, to report loans at their outstanding principal adjusted for any charge-offs, the allowance for loan losses, and any deferred fees or costs on originated loans.

Loan commitment and origination fees are deferred and certain direct origination costs are capitalized. Both are recognized as an adjustment of the yield of the related loan.

The accrual of interest on loans is discontinued at the time the loan is ninety days delinquent unless the loan is well collateralized and in process of collection. In all cases, loans are placed on nonaccrual or charged-off at an earlier date if collection of principal or interest is considered doubtful.

All interest accrued but not collected for loans that are placed on nonaccrual or charged-off is reversed against interest income. The interest on these loans is accounted for on the cash-basis or cost-recovery method, until qualifying for return to accrual. Loans are returned to accrual status when all the principal and interest amounts contractually due are brought current and future payments are reasonably assured.

Allowance for Loan Losses. The allowance for loan losses is established as losses are estimated to have occurred through a provision for loan losses charged to earnings. Loan losses are charged against the allowance when management believes the uncollectibility of a loan balance is confirmed. Subsequent recoveries, if any, are credited to the allowance.

INDEPENDENT BANCSHARES, INC. AND SUBSIDIARY

Notes to Consolidated Financial Statements

(1)	General and Summary of Significant Accounting Policies (Continued)

Allowance for Loan Losses (Continued). The allowance for loan losses is evaluated on a regular basis by management and is based upon management’s periodic review of the collectibility of the loans in light of historical experience, the nature and volume of the loan portfolio, adverse situations that may affect the borrower’s ability to repay, estimated value of any underlying collateral and prevailing economic conditions. This evaluation is inherently subjective as it requires estimates that are susceptible to significant revision as more information becomes available.

The allowance consists of specific and general components. The specific component relates to loans that are impaired. For such loans, an allowance is established when the discounted cash flows or the collateral value of the impaired loan is lower than the carrying value of that loan. The general component covers all other loans and is based on historical loss experience adjusted for qualitative factors.

A loan is considered impaired when, based on current information and events, it is probable that the Company will be unable to collect the scheduled payments of principal or interest when due according to the contractual terms of the loan agreement. Factors considered by management in determining impairment include payment status, collateral value, and the probability of collecting scheduled principal and interest payments when due. Loans that experience insignificant payment delays and payment shortfalls generally are not classified as impaired. Management determines the significance of payment delays and payment shortfalls on a case-by-case basis, taking into consideration all of the circumstances surrounding the loan and the borrower, including the length of the delay, the reasons for the delay, the borrower’s prior payment record, and the amount of the shortfall in relation to the principal and interest owed. Impairment is measured on a loan-by-loan basis for commercial, commercial real estate and construction and land development loans by either the present value of expected future cash flows discounted at the loan’s effective interest rate, the loan’s obtainable market price, or the fair value of the collateral if the loan is collateral dependent.

Large groups of smaller-balance homogeneous loans are collectively evaluated for impairment. Accordingly, the Company does not separately identify individual consumer or residential real estate and home equity loans for impairment disclosures.

Premises and Equipment. Land is carried at cost. Buildings, furniture and equipment are carried at cost, less accumulated depreciation computed principally using the straight-line method over the estimated useful life of each type of asset.

Years
Buildings	39
Furniture and equipment	3-7

INDEPENDENT BANCSHARES, INC. AND SUBSIDIARY

Notes to Consolidated Financial Statements

(1)	General and Summary of Significant Accounting Policies (Continued)

Transfer of Financial Assets. Transfers of financial assets are accounted for as sales, when control over the assets has been surrendered. Control over transferred assets is deemed to be surrendered when (1) the assets have been isolated from the Company, (2) the transferee obtains the right (free of conditions that constrain it from taking advantage of that right) to pledge or exchange the transferred assets, and (3) the Company does not maintain effective control over the transferred assets through an agreement to repurchase them before their maturity.

Income Taxes. Deferred income tax assets and liabilities are recorded to reflect the tax consequences on future years of temporary differences between revenues and expenses reported for financial statement and those reported for income tax purposes. Deferred tax assets and liabilities are measured using the enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be realized or settled. Valuation allowances are provided against deferred income tax assets which are not likely to be realized.

The Holding Company, the Bank and IFP file consolidated income tax returns. Income taxes are allocated between the Holding Company, the Bank and IFP as though separate income tax returns were filed.

Advertising. The Company expenses all media advertising as incurred.

Goodwill. Goodwill represents the excess of the acquisition cost over the fair value of the net assets acquired. Generally accepted in the United States of America accounting principles require goodwill to be tested for impairment on an annual basis and between annual tests in certain circumstances, and written down when impaired. Based on the impairment tests performed, there was no impairment of goodwill during the year ended December 31, 2007. There can be no assurance that future goodwill impairment tests will not result in a charge to earnings.

Off–Balance-Sheet Financial Instruments. The Company is a party to financial instruments with off-balance-sheet risk in the normal course of business to meet the financing needs of its customers. These off-balance-sheet commitments are not reflected in the consolidated financial statements until they are funded. These financial instruments are undisbursed lines of credit and construction loans, commitments to extend credit and standby letters of credit and may involve, to varying degrees, elements of credit and interest-rate risk in excess of the amount recognized in the consolidated balance sheets. The contract amounts of these instruments reflect the extent of involvement the Company has in these financial instruments.

Comprehensive Income. Accounting principles generally require that recognized revenue, expenses, gains and losses be included in net earnings. Although certain changes in assets and liabilities, such as net unrealized gains and losses on available for sale securities, are reported as a separate component of the equity section of the consolidated balance sheets, such items along with net earnings, are components of comprehensive income.

INDEPENDENT BANCSHARES, INC. AND SUBSIDIARY

Notes to Consolidated Financial Statements

(1)	General and Summary of Significant Accounting Policies (Continued)

Comprehensive Income (Continued). The components of other comprehensive income are as follows (in thousands):

	Years Ended December 31,
	2007	2006
Unrealized holding gains on available for sale securities	$475	$146
Reclassification adjustment for net gain realized in earnings	(2)	—

Net change in unrealized gains	473	146
Income taxes	(177)	(29)

Net change in unrealized gains, net of tax	$296	$117

Fair Values of Financial Instruments. The fair value of a financial instrument is the current amount that would be exchanged between willing parties, other than in a forced liquidation. Fair value is best determined based upon quoted market prices. However, in many instances, there are no quoted market prices for the Company’s various financial instruments. In cases where quoted market prices are not available, fair values are based on estimates using present value or other valuation techniques. Those techniques are significantly affected by the assumptions used, including the discount rate and estimates of future cash flows. Accordingly, the fair value estimates may not be realized in an immediate settlement of the instrument or may not necessarily represent the underlying fair value of the Company. The following methods and assumptions were used by the Company in estimating fair values of financial instruments:

Cash and Cash Equivalents. The carrying amounts of cash and cash equivalents approximate their fair value.

Securities Available for Sale. Fair values for securities are based on quoted market prices, where available. If quoted market prices are not available, fair values are based on quoted market prices of comparable instruments.

Loans. For variable-rate loans that reprice frequently and have no significant change in credit risk, fair values are based on carrying values. Fair values for certain fixed-rate mortgage (e.g. one-to-four family residential), commercial real estate and commercial loans are estimated using discounted cash flow analyses, using interest rates currently being offered for loans with similar terms to borrowers of similar credit quality.

Federal Home Loan Bank Stock and Federal Reserve Bank Stock. Fair value of the Company’s investment in Federal Home Loan Bank stock and Federal Reserve Bank stock is based on its redemption value.

Accrued Interest Receivable. The carrying amounts of accrued interest approximate their fair values.

INDEPENDENT BANCSHARES, INC. AND SUBSIDIARY

Notes to Consolidated Financial Statements

(1)	General and Summary of Significant Accounting Policies (Continued)

Fair Values of Financial Instruments (Continued).

Deposits. The fair values disclosed for noninterest-bearing demand, NOW, money-market and savings deposits are, by definition, equal to the amount payable on demand at the reporting date (that is, their carrying amounts). Fair values for fixed-rate time deposits are estimated using a discounted cash flow calculation that applies interest rates currently being offered on time deposits to a schedule of aggregated expected monthly maturities on time deposits.

Federal Home Loan Bank Advances. Fair values are estimated using discounted cash flow analysis based on the Company’s current incremental borrowing rates for similar types of borrowing arrangements.

Junior Subordinated Debentures. Fair values are estimated using discounted cash flows analysis based on the Company’s current incremental borrowing rates for similar types of debentures.

Other Borrowings. The carrying amounts of borrowings under retail customer repurchase agreements and federal funds purchased approximate fair value.

Off-Balance-Sheet Financial Instruments. Fair values for off-balance-sheet lending commitments are based on fees currently charged to enter into similar agreements, taking into account the remaining terms of the agreements and the counterparties’ credit standing.

Earnings Per Share. Basic earnings per share is computed on the basis of the weighted-average number of common shares outstanding, which was 1,235,687 and 1,235,574 shares during the years ended December 31, 2007 and 2006, respectively. All per share amounts reflect the 5% stock dividends paid in March 2006 and 2007. There is no dilution to basic earnings per share because the Company does not have any common stock equivalents.

Recent Accounting Standards. In September 2006, the Financial Accounting Standards Board (“FASB”) issued Statement of Financial Accounting Standards (“SFAS”) No. 157, Fair Value Measurements (“SFAS 157”). SFAS 157 provides guidance for using fair value to measure assets and liabilities. It defines fair value, establishes a framework for measuring fair value under generally accepted accounting principles and expands disclosures about fair value measurement. Under SFAS 157, fair value refers to the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants in the market in which the reporting entity transacts. It clarifies the principle that fair value should be based on the assumptions market participants would use when pricing the asset or liability. In support of this principle, SFAS 157 establishes a fair value hierarchy that prioritizes the information used to develop those assumptions. Under SFAS 157, fair value measurements would be separately disclosed by level within the fair value hierarchy. SFAS 157 is effective for financial statements issued for fiscal years beginning after November 15, 2007 and is not expected to have a material impact on the Company’s consolidated financial condition or results of operations.

INDEPENDENT BANCSHARES, INC. AND SUBSIDIARY

Notes to Consolidated Financial Statements

(1)	General and Summary of Significant Accounting Policies (Continued)

Recent Accounting Standards. (Continued) In February 2007, the FASB issued SFAS No. 159, The Fair Value Option for Financial Assets and Financial Liabilities – Including an Amendment of FASB Statement No. 115 (“SFAS 159”). SFAS 159 permits an entity to choose to measure many financial instruments and certain other items at fair value at specified election dates. A business entity will report unrealized gains and losses on items for which the fair value option has been elected in earnings at each subsequent reporting date. The fair value option may be applied instrument by instrument (with a few exceptions), is irrevocable (unless a new election date occurs) and is applied only to entire instruments and not to portions of instruments. SFAS 159 is effective as of the beginning of an entity’s first fiscal year that begins after November 15, 2007 and is not expected to have a material impact on the Company’s consolidated financial condition or results of operations.

In December 2007, the FASB issued SFAS No. 141 (Revised 2007), Business Combinations (“SFAS 141(R)”). SFAS 141(R) will significantly change the accounting for business combinations, as an acquiring entity will be required to recognize all the assets and liabilities assumed in a transaction at the acquisition-date fair value with limited exceptions. SFAS 141(R) changes the accounting treatment for several specific items, such as acquisition costs, noncontrolling interests (formerly referred to as minority interests), contingent liabilities, restructuring costs and changes in deferred tax asset valuation allowances. SFAS 141(R) also includes a substantial number of new disclosure requirements. SFAS 141(R) applies prospectively to business combinations for which the acquisition date is on or after the beginning of the first annual reporting period beginning on or after December 15, 2008. Early adoption is prohibited. The Company is currently evaluating the impact the adoption of this statement will have on the accounting for future acquisitions and business combinations.

In December 2007, the FASB issued Statement No. 160, Noncontrolling Interests in Consolidated Financial Statements – An Amendment of ARB No. 51 (“SFAS 160”). SFAS 160 establishes new accounting and reporting standards for the noncontrolling interest (formerly referred to as minority interests) in a subsidiary and for the deconsolidation of a subsidiary. SFAS 160 is effective for fiscal years, and interim periods within those fiscal years, beginning on or after December 15, 2008 and early adoption is prohibited. The Company currently does not have any noncontrolling interests and is evaluating the impact the adoption of this statement will have on the accounting for future business combinations.

INDEPENDENT BANCSHARES, INC. AND SUBSIDIARY

Notes to Consolidated Financial Statements

(2)	Securities Available for Sale

Management has classified all securities as available for sale. The carrying amount of these securities and their approximate fair values are as follows (in thousands):

	Amortized Cost	Gross Unrealized Gains	Gross Unrealized Losses	Approximate Fair Value
At December 31, 2007:
Mortgage-backed securities	$23,324	$148	$(171)	$23,301
Municipal bonds	15,164	50	(128)	15,086
U. S. Government agency securities	1,000	—	(2)	998
Commercial paper and time deposits	2,100	1	—	2,101

	$41,588	$199	$(301)	$41,486

At December 31, 2006:
Mortgage-backed securities	$25,953	$6	$(403)	$25,556
Municipal bonds	14,618	34	(177)	14,475
U. S. Government agency securities	1,000	—	(35)	965

	$41,571	$40	$(615)	$40,996

The contractual maturity of these securities as of December 31, 2007 follows (in thousands):

	Amortized Cost	Approximate Fair Value
Due in one year or less	$2,100	$2,101
Due after one year through five years	2,077	2,051
Due after five years through ten years	1,221	1,204
Due after ten years	12,866	12,829
Mortgage-backed securities	23,324	23,301

	$41,588	$41,486

INDEPENDENT BANCSHARES, INC. AND SUBSIDIARY

Notes to Consolidated Financial Statements

(2)	Securities Available for Sale (Continued)

The following summarizes sales of securities available for sale (in thousands):

	Years Ended December 31,
	2007	2006
Proceeds from sale of securities available for sale	$2,332	$—

Gross gains	$16	$—
Gross losses	(14)	—

Net gain on sale of securities available for sale	$2	$—

Securities with carrying values of approximately $8.0 million and $8.5 million at December 31, 2007 and 2006, respectively, were pledged to secure other borrowings and for public deposits.

Information pertaining to securities with gross unrealized losses at December 31, 2007, aggregated by investment category and length of time that individual securities have been in a continuous loss position, follows:

	Over Twelve Months
	Gross Unrealized Loss	Approximate Fair Value
Debt securities:
Mortgage-backed securities	$171	$12,783
Municipal bonds	128	7,443
U. S. Government agencies	2	998

Total debt securities	$301	$21,224

The unrealized losses on sixty-eight investment securities available for sale were caused by interest rate changes. It is expected that the securities would not be settled at a price less than the par value of the investments. Because the decline in fair value is attributable to changes in interest rates and not credit quality, and because the Company has the ability and intent to hold these investments until a market price recovery or maturity, these investments are not considered other-than-temporarily impaired.

INDEPENDENT BANCSHARES, INC. AND SUBSIDIARY

Notes to Consolidated Financial Statements

(3)	Loans

The components of loans are as follows (in thousands):

	At December 31,
	2007	2006
Commercial real estate	$65,251	$64,466
Residential real estate and home equity	49,154	45,838
Construction and land development	27,379	30,475
Commercial	9,456	7,976
Consumer	2,866	3,275

Total loans	154,106	152,030
Deduct:
Allowance for loan losses	(1,887)	(1,899)
Net deferred loan fees	(127)	(146)

Loans, net	$152,092	$149,985

The following is a summary of the activity in the allowance for loan losses (in thousands):

	At December 31,
	2007	2006
Allowance, at beginning of year	$1,899	$1,877
Provision for loan losses	187	58
Loan charge-offs	(291)	(106)
Loan recoveries	92	70

Allowance, at end of year	$1,887	$1,899

INDEPENDENT BANCSHARES, INC. AND SUBSIDIARY

Notes to Consolidated Financial Statements

(3)	Loans (Continued)

Nonaccrual loans were approximately $751,000 and $137,000 at December 31, 2007 and 2006, respectively. There were no accruing loans past due ninety days or more at December 31, 2007 or 2006.

Impaired loans are as follows (in thousands):

	At December 31,
	2007	2006
Gross loans with a related allowance for loan loss recorded	$2,328	$70
Less: Allowance on these loans	(164)	(13)

Net investment in impaired loans	$2,164	$57

The Company grants real estate, commercial and consumer loans to customers primarily in the State of Florida with the majority of such loans in the Marion County area. Therefore, the Company’s exposure to credit risk is significantly affected by changes in the economy of the Marion County area. The Company does not have any significant concentrations to any one industry or customer.

The Company does have construction and land development loans, generally with original terms of 10 years or less, aggregating $20.1 million at December 31, 2007, the primary source of repayment is the sale of the related collateral or the conversion of the existing debt into debt at another financial institution. The majority of these loans are located in Marion County, Florida.

With the uncertain real estate market in Marion County, Florida, in the short-term, obtaining refinancing or sale of the collateral may be difficult or impossible under terms acceptable to the borrower. Management is closely monitoring these loans and believes the loan loss allowance at December 31, 2007 is adequate.

INDEPENDENT BANCSHARES, INC. AND SUBSIDIARY

Notes to Consolidated Financial Statements

(4)	Premises and Equipment

Premises and equipment are as follows (in thousands):

	At December 31,
	2007	2006
Cost:
Land	$3,696	$3,755
Buildings	3,827	3,970
Furniture and equipment	2,815	2,428
Construction in process	202	98

Total cost	10,540	10,251
Less accumulated depreciation and amortization	(2,699)	(2,318)

Premises and equipment, net	$7,841	$7,933

The Company leases an operations facility under an operating lease that expires in 2009. The lease requires monthly lease payments and common area maintenance charges and has renewal options. Rent expense under the operating lease was $87,000 for the year ended December 31, 2007. There were no leases during the year ended December 31, 2006. Future minimum rental commitments are $73,000 in 2008 and $8,000 in 2009.

In addition, the Company has entered into contracts with the architects and engineers to design its future main bank office. The Company expects the facility to cost approximately $5.7 million. However, the Company has not put the project out to bid, nor does it have an estimated completion date.

INDEPENDENT BANCSHARES, INC. AND SUBSIDIARY

Notes to Consolidated Financial Statements

(5)	Deposits

The aggregate amount of time deposits, each with a minimum denomination of $100,000, was approximately $42.5 million and $35.0 million at December 31, 2007 and 2006, respectively.

At December 31, 2007, the scheduled maturities of time deposits are as follows (in thousands):

Year Ending December 31,
2008	$66,310
2009	4,815
2010	5,028
2011	4,407
2012	3,177

$83,737

(6)	Federal Home Loan Bank Advances

Federal Home Loan Bank (“FHLB”) advances are as follows (in thousands):

	Interest Rate at December 31,				At December 31,
	2007		2006		2007	2006
Maturing in Year Ending December 31,
2011	5.02	%(a)	5.02	%(a)	$5,000	$5,000
2016	3.57	%(b)	3.57	%(b)	5,000	5,000

					$10,000	$10,000

(a)	FHLB has the option to convert beginning in 2006 to a floating rate at which time the Company may prepay the advance without penalty.

(b)	FHLB has the option to convert beginning in 2008 to a floating rate at which time the Company may prepay the advance without penalty.

The advances are collateralized by the Company’s FHLB stock and qualifying residential mortgages pledged as collateral under a blanket floating lien agreement. As of December 31, 2007, the Company had a remaining available line with the FHLB of approximately $22.8 million.

INDEPENDENT BANCSHARES, INC. AND SUBSIDIARY

Notes to Consolidated Financial Statements

(7)	Junior Subordinated Debenture

Independent Bancshares Capital Trust I (the “Trust”) was formed for the sole purpose of issuing $2,000,000 of Trust Preferred Securities. In accordance with Financial Accounting Standards Interpretation No. 46 “Consolidation of Variable Interest Entities” (as revised December 2003), the Company accounts for the Trust under the equity method of accounting.

On December 18, 2006, the Trust sold adjustable-rate Trust Preferred Securities due March 15, 2036 in the aggregate principal amount of $2,000,000 (the “Capital Securities”) in a pooled trust preferred securities offering. The interest rate on the Capital Securities adjusts quarterly, to a rate equal to the then current three-month London Interchange Bank Offering Rate (“LIBOR”), plus 185 basis points. In addition, the Holding Company contributed capital of $62,000 to the Trust for the purchase of the common securities of the Trust. The proceeds from these sales were paid to the Holding Company in exchange for $2,062,000 of its adjustable-rate Junior Subordinated Debentures (the “Debentures”) due March 15, 2036. The Debentures have the same terms as the Capital Securities. The sole asset of the Trust, the obligor on the Capital Securities, is the Debentures.

The Holding Company has guaranteed the Trust’s payment of distributions on, payments on any redemptions of, and any liquidation distribution with respect to, the Capital Securities. Cash distributions on both the Capital Securities and the Debentures are payable quarterly in arrears on March 15, June 15, September 15 and December 15 of each year. Issuance costs of approximately $10,000 associated with the Capital Securities have been capitalized by the Holding Company and are being amortized over the expected life of the securities.

The Capital Securities are subject to mandatory redemption (i) in whole, but not in part, upon repayment of the Debentures at stated maturity or, at the option of the Holding Company, their earlier redemption in whole upon the occurrence of certain changes in the tax treatment or capital treatment of the Capital Securities, or a change in the law such that the Trust would be considered an Investment Company and (ii) in whole or in part at any time on or after March 15, 2012 contemporaneously with the optional redemption by the Holding Company of the Debentures in whole or in part. The Debentures are redeemable prior to maturity at the option of the Holding Company (i) on or after March 15, 2012, in whole at any time or in part from time to time, or (ii) in whole, but not in part, at any time within 90 days following the occurrence and continuation of certain changes in the tax treatment or capital treatment of the Capital Securities, or a change in law such that the Trust would be considered an Investment Company, required to be registered under the Investment Company Act of 1940.

INDEPENDENT BANCSHARES, INC. AND SUBSIDIARY

Notes to Consolidated Financial Statements

(8)	Other Borrowings

The Company enters into repurchase agreements with customers that sweep funds from deposit accounts into investment accounts. These investment accounts are not federally insured and are treated as borrowings. These agreements require the Company to pledge securities as collateral for these borrowings. At December 31, 2007 and 2006, the outstanding balance of such borrowings totaled $2.3 million and $3.5 million and the Company pledged securities with a carrying value of approximately $4.3 million and $5.0 million as collateral for these agreements.

The Company has unsecured federal funds purchased lines of credit totaling $6.0 million with three correspondent banks. The Company did not have any borrowings outstanding under these lines at December 31, 2007 and 2006.

(9)	Income Taxes

Income taxes consist of the following (in thousands):

	Years Ended December 31,
	2007	2006
Current:
Federal	$97	$580
State	—	118

Total current	97	698

Deferred:
Federal	(5)	30
State	(1)	5

Total deferred	(6)	35

Total	$91	$733

The reasons for the differences between the statutory Federal income tax rate and the effective tax rate are summarized as follows ($ in thousands):

	Years Ended December 31,
	2007		2006
	Amount	%	Amount	%
Income taxes at statutory rate	$288	34.0%	$776	34.0%
Increase (decrease) in income taxes resulting from:
State income taxes, net of federal tax benefit	—	—	81	3.5
Tax-exempt income, net	(172)	(20.3)	(120)	(5.2)
Other, net	(25)	(3.0)	(4)	(.2)

Income taxes	$91	10.7%	$733	32.1%

INDEPENDENT BANCSHARES, INC. AND SUBSIDIARY

Notes to Consolidated Financial Statements

(9)	Income Taxes (Continued)

The tax effects of temporary differences that give rise to significant portions of the deferred tax assets and deferred tax liabilities are as follows (in thousands):

	Years Ended December 31,
	2007	2006
Deferred tax assets:
Allowance for loan losses	$661	$642
Unrealized loss on securities available for sale	39	216
Deferred loan fees	47	55
Impaired loan interest	22	—

Gross deferred tax assets	769	913

Deferred tax liabilities:
Premises and equipment	(76)	(59)
Other	(13)	(3)

Gross deferred tax liabilities	(89)	(62)

Net deferred tax asset	$680	$851

(10)	Off-Balance-Sheet Financial Instruments

The Company is a party to financial instruments with off-balance sheet risk in the normal course of business to meet the financing needs of its customers. These financial instruments are undisbursed lines of credit and construction loans, commitments to extend credit, and standby letters of credit and may involve, to varying degrees, elements of credit risk in excess of the amount recognized in the consolidated balance sheet. The contract amounts of these instruments reflect the extent of involvement the Company has in these financial instruments.

The Company’s exposure to credit loss in the event of nonperformance by the other party to the financial instrument for commitments to extend credit is represented by the contractual amount of those instruments. The Company uses the same credit policies in making commitments as it does for on-balance-sheet instruments.

Commitments to extend credit, including lines of credit, are agreements to lend to a customer as long as there is no violation of any condition established in the contract. Commitments generally have fixed expiration dates or other termination clauses and may require payment of a fee. Since some of the commitments are expected to expire without being drawn upon, the total commitment amounts do not necessarily represent future cash requirements. The Company evaluates each customer’s credit worthiness on a case-by-case basis. The amount of collateral obtained, if deemed necessary by the Company, upon extension of credit is based on management’s credit evaluation of the counterparty.

INDEPENDENT BANCSHARES, INC. AND SUBSIDIARY

Notes to Consolidated Financial Statements

(10)	Off-Balance-Sheet Financial Instruments (Continued)

Standby letters of credit are conditional commitments issued by the Company to guarantee the performance of a customer to a third party. These letters of credit are primarily issued to support third-party borrowing arrangements and generally have expiration dates within one year of issuance. The credit risk involved in issuing letters of credit is essentially the same as that involved in extending loans to customers. The Company generally holds collateral supporting these commitments.

A summary of the amounts of the Company’s financial instruments, with off-balance-sheet risk at December 31, 2007 follows (in thousands):

Contract Amount
Undisbursed lines of credit and construction loans	$11,211

Commitments to extend credit	$9,257

Standby letters of credit	$812

(11)	Related Party Transactions and Economic Dependence

In the ordinary course of business, the Company has granted loans and entered into other transactions with principal officers and directors and their affiliates. These transactions have been at market rates prevailing at the time. A summary of related party transactions follows (in thousands):

	At December 31,
	2007	2006
Loans outstanding at year end	$3,530	$3,228

New loans originated or advances during year	$724	$729

Principal repayments on loans during year	$593	$163

Deposits at year end	$1,397	$1,769

(12)	Regulatory Matters

The Bank is subject to various regulatory capital requirements administered by the federal and state banking agencies. Failure to meet minimum capital requirements can initiate certain mandatory and possibly additional discretionary actions by regulators that, if undertaken, could have a direct material effect on the Company’s and the Bank’s financial statements. Under capital adequacy guidelines and the regulatory framework for prompt corrective actions, the Bank must meet specific capital guidelines that involve quantitative measures of their assets, liabilities and certain off-balance sheet items as calculated under regulatory accounting practices. The capital amounts and classification are also subject to qualitative judgments by the regulators about components, risk weightings, and other factors.

INDEPENDENT BANCSHARES, INC. AND SUBSIDIARY

Notes to Consolidated Financial Statements

(12)	Regulatory Matters (Continued)

Quantitative measures established by regulation to ensure capital adequacy require the Bank to maintain minimum amounts and ratios (set forth in the following table) of total and Tier I capital (as defined in the regulations) to risk-weighted assets (as defined) and of Tier I capital (as defined) to adjusted total assets (as defined).

As of December 31, 2007, the most recent notification from the regulatory authorities categorized the Bank as well capitalized. An institution must maintain minimum total risk-based, Tier I risk-based and Tier I leverage ratios as set forth in the following tables. There are no conditions or events since the notification that management believes have changed the Bank’s category. The Bank’s actual capital amounts and percentages are also presented in the table ($ in thousands).

	Actual		Minimum Capital Requirement		Minimum To Be Well Capitalized Under Prompt Corrective Action Provisions
	Amount	%	Amount	%	Amount	%
As of December 31, 2007:
Total Capital to Risk-Weighted Assets	$19,116	12.1%	$12,600	8.0%	$15,750	10.0%
Tier I Capital to Risk-Weighted Assets	$17,229	10.9%	$6,300	4.0%	$9,450	6.0%
Tier I Capital to Adjusted Total Assets	$17,229	8.0%	$8,643	4.0%	$10,803	5.0%
As of December 31, 2006:
Total Capital to Risk-Weighted Assets	$18,180	11.7%	$12,442	8.0%	$15,557	10.0%
Tier I Capital to Risk-Weighted Assets	$16,281	10.5%	$6,223	4.0%	$9,334	6.0%
Tier I Capital to Adjusted Total Assets	$16,281	7.7%	$8,504	4.0%	$10,630	5.0%

(13)	Dividend Restrictions

The Company is limited in the amount of cash dividends that may be paid by the amount the Bank may pay to the Holding Company. The amount of cash dividends that may be paid is based on the Bank’s net earnings of the current year combined with the Bank’s retained earnings of the preceding two years. However, for any dividend declaration, the Bank must consider additional factors such as the amount of current period net earnings, liquidity, asset quality, capital adequacy and economic conditions. It is likely that these factors would further limit the amount of dividend which the Bank could declare. In addition, bank regulators have the authority to prohibit banks from paying dividends if they deem such payment to be an unsafe or unsound practice.

INDEPENDENT BANCSHARES, INC. AND SUBSIDIARY

Notes to Consolidated Financial Statements

(14)	Employee Benefit Plans

The Company has established a 401(k) profit sharing plan covering employees age 18 and over who have completed one year of service. The Company may contribute to the Plan at the discretion of the Board of Directors. For the years ended December 31, 2007 and 2006, the Company recognized approximately $94,000 and $168,000 in expenses in connection with the 401(k) plan.

The Company also has an Employee Stock Purchase Plan that expired in February 2006 under which certain employees could elect to purchase a limited amount of Company’s common stock at a fixed price upon initiation of the plan. There were -0- and 1,373 shares issued in connection with this Plan during the years ended December 31, 2007 and 2006, respectively.

(15)	Fair Value of Financial Instruments

The estimated fair values of the Company’s financial instruments are as follows (in thousands):

	At December 31,
	2007		2006
	Carrying Amount	Fair Value	Carrying Amount	Fair Value
	(Dollars in Thousands)
Financial assets:
Cash and cash equivalents	$8,729	$8,729	$12,277	$12,277
Securities available for sale	41,486	41,486	40,996	40,996
Loans	152,092	152,323	149,985	149,001
Accrued interest receivable	1,057	1,057	925	925
Federal Home Loan Bank stock	926	926	935	935
Federal Reserve Bank stock	237	237	237	237

Financial liabilities:
Deposits	183,167	175,671	179,486	180,064
Federal Home Loan Bank advances	10,000	9,750	10,000	10,046
Junior subordinated debentures	2,062	2,063	2,062	2,062
Other borrowings	2,341	2,341	3,528	3,528
Off-balance-sheet instruments	—	—	—	—

INDEPENDENT BANCSHARES, INC. AND SUBSIDIARY

Notes to Consolidated Financial Statements

(16)	Business Combination

On January 2, 2007, the Holding Company purchased the assets of IFP, a financial services company, for $2,019,000. IFP is registered with NASD, and has an established product and brokering agreement with Raymond James Financial Services, Inc. Since January 2, 2007, IFP has operated as a wholly-owned subsidiary of the Holding Company. The acquisition of IFP provides the Company with the ability to provide additional services to its customers.

Assets acquired included intangible assets of approximately $2,015,000, consisting of goodwill of $1,525,000, customer intangibles of $490,000 and premises and equipment of $4,000. The principal factors considered in valuing the customer intangible included (1) existing customer revenues, (2) estimated customer attrition and (3) pricing increases based on an inflationary rate for services to be rendered. The customer intangible was being amortized on the straight-line method over a seven year period or $70,000 per year. Goodwill and the customer intangible are evaluated periodically for impairment. As a result, the Company charged off approximately $45,000 in customer intangibles during the year ended December 31, 2007.

The following table presents unaudited pro forma results incorporating IFP for the year ended December 31, 2006. Since no consideration is given to operational efficiencies and expanded products and services, the pro forma summary information does not necessarily reflect the results of operations as they would have been, if the acquisition had occurred on January 1, 2006. The following amounts (except the per share amount) are in thousands.

For the Year Ended December 31, 2006
Total revenue	$14,605

Net earnings	$1,587

Earnings per basic share	$1.25

INDEPENDENT BANCSHARES, INC. AND SUBSIDIARY

Notes to Consolidated Financial Statements

(17)	Holding Company Only Financial Information

The Holding Company’s unconsolidated financial information is as follows (in thousands):

Condensed Balance Sheets

	At December 31,
	2007	2006
Assets
Cash	$19	$2,065
Investment in subsidiaries	19,203	15,923
Other assets	82	241

Total assets	$19,304	$18,229

Liabilities and Stockholders’ Equity
Accounts payable	$34	$6
Junior subordinated debenture	2,062	2,062
Stockholders’ equity	17,208	16,161

Total liabilities and stockholders’ equity	$19,304	$18,229

Condensed Statements of Earnings

	Years Ended December 31,
	2007	2006
Interest income	$8	$2
Interest expense	(152)	(92)
Noninterest expense	(191)	(128)
Income taxes	126	83

Loss before earnings of subsidiaries	(209)	(135)

Earnings of subsidiary	965	1,684

Net earnings	$756	$1,549

INDEPENDENT BANCSHARES, INC. AND SUBSIDIARY

Notes to Consolidated Financial Statements

(17)	Holding Company Only Financial Information (Continued)

Condensed Statements of Cash Flows

	Years Ended December 31,
	2007	2006
Cash flows from operating activities:
Net earnings	$756	$1,549
Adjustment to reconcile net earnings to net cash used in operating activities:
Equity in earnings of subsidiary	(965)	(1,684)
Net decrease (increase) in other assets	159	(210)
Increase in accounts payable	28	6

Net cash used in operating activities	(22)	(339)

Cash flows from investing activities:
Investment in subsidiaries	(2,019)	—
Dividends from subsidiary	—	1,808

Net cash (used in) provided by investing activities	(2,019)	1,808

Cash flows from financing activities:
Principal repayments on note payable	—	(1,750)
Proceeds from share issued to the employee stock purchase plan	—	20
Proceeds from trust preferred securities	—	2,062
Cash paid in lieu of fractional shares	(5)	(7)

Net cash (used in) provided by financing activities	(5)	325

Net (decrease) increase in cash and cash equivalents	(2,046)	1,794
Cash at beginning of the year	2,065	271

Cash at end of year	$19	$2,065

Noncash transactions:
Net change in investment in subsidiary due to change in accumulated other comprehensive loss, unrealized loss on securities available for sale, net of income taxes	$296	$117

Common stock dividend	$1,431	$1,675